SOLAR ENERGY LIMITED

145-925 West Georgia StreetVancouver

British Columbia, Canada V6C 3L2

August 19, 2005

Scott RuggieroMail
Stop 3561

Division of Corporate Finance450
Fifth Street, N.W.

United States Securities and Exchange CommissionWashington,
D.C. 20549-0405

Via Facsimile (202) 772-9203

      RE: Solar Energy Limited

         Form 10-KSB for Fiscal Year Ended December 31, 2004File
No. 1-14791

Dear Mr. Ruggiero:

Thank you for your comments dated July 26, 2005 related to our disclosure on Form 10-KSB for Solar Energy Limited (“Company”) for the year ended December 31, 2004, filed on April 13, 2005.

We appreciate the provision of an extension of the time frame permitted for our response.

On behalf of the Company, we submit this response letter electronically and by facsimile transmission.

Please direct copies of all responses and any additional comments to the following address and fax number:

      Peter TsaparasChief
Executive OfficerSolar
Energy Limited145-925
West Georgia Street

      Vancouver, British Columbia V6C 3L2CanadaTelephone:
(604) 669-4771Facsimile:
(604) 669-4731

The following are our detailed responses to your comments.

Consolidated Balance Sheets, page F-3

1.

Please tell us the terms of your $176,667 other receivable recorded at December 31, 2004. Specifically, tell us when the amount is due and from whom, the interest rate, if any, and the status of collection efforts. Please confirm that the receivable is not due from a related party as that term is defined in paragraph 1 of SFAS 57.

      Response:

Management has determined during 2005 that the sale of the Sun Power shares never closed and that the other receivable balance of $176,667 should be zero. Therefore, the financial statements at December 31, 2004 will be restated to reflect this adjustment.

Consolidated Statements of Operations, page F-4

2.

Please explain to us the facts and circumstances surrounding your recognition of minority interest income of $1,238 and $66,969 for the years ended December 31, 2004 and 2003, respectively. Specifically, please tell us for which subsidiaries or investments the income was realized and provide us with any supporting calculations.

      Response:

The minority interest income is for the losses recognized by REEL’s 63% ownership (37% minority interest). The recognition of $1,238 minority interest income was calculated by the following: Net loss through date of disposal $3,753 multiplied by the 37% minority interest = $1,238. The recognition of $66,969 minority interest income was calculated by the following: Net loss for the year ended 12/31/03 was $180,798 multiplied by the 37% minority interest = $66,969.

3.

We note your presentation of your gain on investments of $70,000 during the year ended December 31, 2003. Please tell us the facts and circumstances surrounding your recognition of this gain. Specifically, tell us the nature of the investments sold, the terms of the sales agreement and consideration received and provide supporting calculations, if any.

      Response:

The $70,000 gain was a deposit which was forfeited during the negotiations for the sale of Sunspring (Solar’s subsidiary). The $70,000 has been reclassed as other income on the restated financial statements at December 31, 2004.

Notes to the Consolidated Financial Statements, page F-11

Note 1 – Summary of Significant Accounting Policies, page F-11

a.	Organization, page F-12

4.

We note your disclosure related to your sale of 37% of RECO in June 2000. Please explain the basis for your conclusion that minority interest of $162,800 and a gain of $17,200 should be recorded in connection with this sale. Please provide us with supporting calculations and journal entries supporting your financial statement presentation.

      Response:

Solar Energy held a 100% interest in RECO, the cost basis of this investment was $440,000. On June 30, 2000, Solar sold all of its interest (100%) in RECO for a 63% interest in REEL and cash of $180,000. REEL’s only asset was the 100% interest in RECO that Solar sold them, therefore the essence of the transaction was that for $180,000 cash, Solar sold a 37% interest in RECO. Because Solar held a majority of the stock of REEL, consolidation was necessary, therefore they transferred the same basis in RECO to be the basis in REEL and a minority interest adjustment was necessary. The journal entry for the transaction was as follows:

Cash 180,000 Investment in RECO 440,000 Investment in REEL 440,000 Minority interest (440,000 * 37%) 162,800 Gain on Sale of investment 17,200
5.

We note your disclosure regarding your agreements with Sun Power Corporation involving your two subsidiaries, Sunspring, Inc. and Renewable Energy Corporation (RECO). You indicate that you used the equity method to account for your investment and recognized a gain on the exchange of Sunspring, Inc. common stock for your interest in Sun Power Corporation. Please tell us the basis in GAAP for recognizing a gain on this agreement and the amount of the gain recorded.

      Response:

Notes receivable from RECO and Sunspring were forgiven by Solar in the amount of $550,000. The current and prior year losses for RECO and Sunspring were $614,573 (equity/consolidated method). The difference between the notes receivable forgiven ($550,000) and the recapture of losses ($614,573) = a gain of $64,573. The value of the Sunpower shares transferred to Solar was $0 so a gain of $64,573 was recognized.

6.

We also note your disclosure related to the $187,667 gain on investments recorded during the year ended December 31, 2004 related to the sale of your shares of Sun Power Corporation. We have the following comments:

o	Tell us if Sun Power Corporation or any of its officers or shareholders was or is a related party as defined in paragraph 1 of SFAS 57.

      Response:

Neither Sun Power Corporation nor any of its officers or shareholders were or are related parties as defined in paragraph 1 of SFAS 57.

o	Explain to us why you retained 2,000,000 restricted common shares of Sun Power Corporation from the Sunspring, Inc. agreement. Tell us if your entitlement to the common shares was contemplated as part of the original agreement, and if not, when and why these shares were transferred to you.

      Response:

The 2,000,000 shares were retained as part of the original agreement whereby if Sunspring was returned to Solar then these shares were to be kept by Solar.

o Confirm for us that you did not provide any service or other consideration for the 2,000,000 common shares of Sun Power, Inc.

      Response:

        Solar did not provide any service or other consideration for the $2,000,000 common shares of Sun Power, Inc.

o Tell us what percentage ownership of Sun Power Corporation your 2,000,000 restricted common shares represented.

      Response:

        The 2,000,000 shares of Sun Power Corp. represent less than a 5% ownership.

7.

We note your disclosures related to the 33% ownership interest that your subsidiary, REEL, holds in RECO. Please provide us with the following additional information related to your investment in RECO:

o Please tell us why you did not present your interest in RECO as an investment on your December 31, 2004 balance sheet.

      Response:

The interest in RECO was not presented as an investment on the December 31, 2004 balance sheet because the basis in the investment is $0.

o	Please tell us how much you received in consideration, if any, for the 200,000 shares of RECO issued to LARE resulting in your current 33% ownership interest in RECO.

      Response:

No consideration was received for the 200,000 shares of RECO issued to LARE resulting in the current 33% ownership interest in RECO.

o Please tell us LARE’s total ownership interest in RECO prior to and after the issuance of the 200,000 shares.

      Response:

LARE’s total ownership interest in RECO prior to the issuance of the 200,000 shares was 0% and after the issuance of the 200,000 shares was 67%.

o	Please explain the facts and circumstances surrounding your recognition of $56,138 in gain due to the recapture of prior year losses resulting from your sale of 67% of your interest in RECO and provide us with any supporting calculations.

      Response:

Since RECO is no longer consolidated, the prior year losses, forgiveness of debt and elimination of the minority interest results in a gain of $56,138. The following journal entries were recorded in the sale of RECO:

Dr.	Gain (Loss) of Sale of Subsidiary 167,358 Cr. Note Receivable – RECO 167,358

        To record forgiveness of RECO debt

Dr.	Accumulated Deficit 183,314 Cr. Investment in RECO 183,314

        To record net losses for RECO

Dr.	Investment in RECO 183,314 Cr. Gain on Sale of Subsidiary 183,314

        To adjust investment in RECO to zero

Dr.	Minority Interest 40,182 Cr. Gain (Loss) on Subsidiary 40,182

        To eliminate minority interest in the investment of RECO

o Please tell us the amount of debt you forgave in connection with your sale of RECO’s controlling interest.

      Response:

        The amount of debt forgiveness in connection with the sale of RECO’s controlling interest is $167,358.

o Please clarify the timing of both the stock purchase agreement and the forgiveness of RECO’s debt.

      Response:

The timing of both the stock purchase agreement and the forgiveness of RECO’s debt was simultaneous. The forgiveness of debt was included in the sales agreement for RECO.

Exhibits, page 25

8.

It appears that you have not filed the consent from your independent accountants to incorporate by reference your financial statements into your previously filed registrations statements. Please amend your filing to include the consent as exhibit 23. Refer to Item 601(b)(23) of Regulation S-B.

      Response:

We intend to amend our Form 10-KSB for the year ended December 31, 2004 to include our independent accountant’s consent as per Item 601(b)(23) of Regulation S-B.

In connection with the Company’s response to these comments, we confirm the following:

o The Company is responsible for the adequacy and accuracy in its filings;
o	Staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 10-KSB for the year ended December 31, 2004, please contact me. I may be reached at (604) 669-4771.

Sincerely,

/s/ Peter Tsaparas

Peter TsaparasChief
Executive Officer